FULBRIGHT & JAWORSKI L.L.P.

A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

mfolladori@fulbright.com	telephone:	(713) 651-5151
direct dial: (713) 651-5538	facsimile:	(713) 651-5246

April 29, 2005

BY EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0306
Washington, D.C. 20549
Attention: David Ritenour

Re:	Input/Output, Inc. Registration Statement on Form S-3 Filed March 28, 2005 File No. 333-123632

Ladies and Gentlemen:

      On March 28, 2005, Input/Output, Inc. (the “Company”) filed its Registration Statement on Form S-3 (the “Form S-3”) relating to the resale of shares of its Common Stock issuable upon conversion or redemption of and as dividends on shares of its Series D-1 Cumulative Convertible Preferred Stock (the “Series D-1 Shares”). The Series D-1 Shares were sold by the Company in a privately–negotiated transaction on February 16, 2005 (the “Offering”). By letter dated April 13, 2005, the Company has received the Staff’s comments relating to the Form S-3 (the “Comment Letter”).

      In response to the Comment Letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-3 (the “Amendment”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Fee Table

1.	We note that you are seeking to register for resale shares of common stock issuable upon conversion of up to an additional 40,000 shares of Series D preferred stock that may be purchased by Fletcher in the future. Please note that it does not appear to be appropriate to register the shares of common stock underlying the additional 40,000 shares of Series D preferred stock that [sic] this time since Fletcher has neither purchased nor is

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Securities and Exchange Commission
April 29, 2005

irrevocably bound to purchase the additional 40,000 shares. Please revise accordingly. Refer to Item 3S(b) of the Securities Act section of the March 1999 supplement to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations.

Response: The fee table and footnote number 1 to the fee table have been revised as requested in response to this comment. Please see the cover page to the Form S-3 included in the Amendment.

2.	We note that you are registering the resale of shares of common stock that may be issued as payment of future dividends payable with respect to the outstanding shares of Series D-1 preferred stock as well as shares of common stock that may be issued as payment of future dividends payable with respect to shares of Series D preferred stock that may be purchased by Fletcher in the future. Please note that you may only register the resale of shares of common stock that may be issued as payment of future dividends payable with respect to the shares of Series D-1 preferred stock that were issued and outstanding at the time of filing of this registration statement. In addition, the number of such shares being registered for resale must be based on a good faith estimate of the number of shares that may be issued as payment of those future dividends. Please revise accordingly. Please also supplementally explain to us how you calculated the number of shares that are being registered for resale following the issuance of those shares as payment of future dividends.

Response: The references to the additional shares of Series D preferred stock in footnote number 1 to the fee table were simply additional disclosures to explain the Company’s contractual obligation to register 15,724,306 shares, representing 19.99% of its outstanding common stock. Nevertheless, footnote number 1 to the fee table has been revised as requested in response to this comment. Please see the cover page to the Form S-3 included in the Amendment.

As supplemental disclosure, the Company sets forth on Exhibit A attached hereto its good faith estimate of the number of shares that may be issued as payment of future dividends on the Series D-1 Shares.

3.	It is unclear what “anti-dilution adjustments” are intended to be covered by the last sentence of Note (1) to the registration fee table. Please supplementally provide us with a detailed listing of all “anti-dilution adjustments’ intended to be covered which appropriately identifies the location of all such anti-dilution provisions by document, section, paragraph, subparagraph, etc. In addition, please note that you may not register the resale of an indeterminate number of additional shares that may be issued pursuant to floating or adjustable purchase or conversion prices, pursuant to “make-whole” or similar provisions compensating investors for the dilution associated with future sales of common stock at prices lower than the current conversion or exercise prices of outstanding convertible securities, or pursuant to any other anti-dilution provisions other than stock splits, stock dividends or similar transactions contemplated by Rule 416 of the

Securities and Exchange Commission
April 29, 2005

Securities Act. Accordingly, you must make a good faith estimate of the maximum number of shares of common stock that you may issue pursuant to such floating or adjustable purchase or conversion prices or anti-dilution provisions to determine the number of shares to register for resale. If the actual number of shares issued and to be registered for resale turns out to be greater than that estimate, you must file a new registration statement to register the additional securities. Please revise Note (1) to the registration fee table so that it is consistent with the foregoing, and supplementally explain to us how you calculated the number of shares that are being registered for resale following the issuance of those shares pursuant to such floating or adjustable purchase or conversion prices or anti-dilution provisions.

Response: Footnote number 1 to the fee table has been revised as requested in response to this comment to delete the reference to “other anti-dilution adjustments” and add a reference to “similar transactions contemplated by Rule 416 of the Securities Act of 1933”. Please see the cover page to the Form S-3 included in the Amendment.

As supplemental disclosure, the Company sets forth on Exhibit B attached hereto its good faith estimate of the number of shares that may be issued pursuant to the conversion and redemption provisions of the Series D-1 Shares.

      Based on the good faith estimates of the number of shares that the Company could issue as payment of future dividends on the Series D-1 Shares (from Exhibit A) and pursuant to the conversion and redemption provision of the Series D-1 Shares (from Exhibit B), the Company has revised downward the number of shares it is registering under the Registration Statement to 7,500,000 shares.

      If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5538.

Very truly yours,

/s/ Marc H. Folladori

Marc H. Folladori

cc:	Alan Morris (Securities and Exchange Commission) David L. Roland (Input/Output, Inc.)

Exhibit A

“Dividend Rate” is defined in the Company’s Certificate of Rights and Preferences of Series D-1 Cumulative Convertible Preferred Stock (the “Series D-1 Certificate”) as “a rate equal to the Stated Value multiplied by the greater of (i) five percent (5%) per annum and (ii) the sum of the 3-month London Interbank Offer Rate (LIBOR) on February 14, 2005, and from and after April 1, 2005, on the last day of the immediately preceding calendar quarter (or if such day is not a Business Day, then the first Business Day prior to such date), plus two and one-half percent (2 1/2%) per annum .. . . .”

The aggregate Stated Value of the 30,000 Series D-1 shares is 30,000 times $1,000 each, or $30,000,000.

The 3-month LIBOR rate on March 31, 2005 was 3.12%. Adding 2 1/2% results in 5.62%, which is greater than 5%.

$30,000,000 times 5.62% results in annual dividends of $1,686,000.

Pursuant to Section 3(B) of the Series D-1 Certificate, “[t]he number of shares of Registered Common Stock to be issued shall be determined by dividing the cash amount of the dividend otherwise payable by the Prevailing Market Price”. The Prevailing Market Price is normally a 40-day average price of the Company’s common stock. For simplicity, we have assumed that the Prevailing Market Price is the most recent closing price of the Company’s common stock, which is 6.30.

$1,686,000 divided by $6.30 equals approximately 267,619 shares per year.

To provide for the next seven years of dividends, approximately 267,619 times seven or approximately 1,873,333 shares need to be available. To account for some variance in the 3-month LIBOR rate and the Prevailing Market Price of the Company’s common stock, the Company’s good faith estimate of the number of shares that it could issue as payment of future dividends on the Series D-1 Shares is 2,000,000.

Exhibit B

The “Conversion Price” set forth in the Series D-1 Certificate is fixed at $7.869, subject to certain adjustments. Thus, a conversion today of all 30,000 Series D-1 Shares would result in 3,812,428 shares of common stock being issued.

Although a redemption of the Series D-1 Shares cannot take place until February 15, 2007 (unless the Company fails to make a dividend payment or incurs a change of control), based on the Company’s current market price, a redemption of the Series D-1 Shares for stock would produce a larger number of shares of common stock issued by the Company than would a conversion. Section 6(B)(iii) of the Series D-1 Certificate states that Series D-1 Shares “shall be redeemed into that number of shares of Registered Common Stock . . . equal to (A) the aggregate Stated Value of such shares divided by (B) the Prevailing Market Price as of the date the Redemption Notice is delivered . . . .”

The aggregate Stated Value of the 30,000 Series D-1 shares is 30,000 times $1,000 each, or $30,000,000.

The Prevailing Market Price is normally a 40-day average price of the Company’s common stock, but for simplicity we have assumed that the Prevailing Market Price is the most recent closing price of the Company’s common stock, which is $6.30.

$30,000,000 divided by $6.30 equals approximately 4,761,904 shares. To account for some variance in the Prevailing Market Price of the Company’s common stock, the Company’s good faith estimate of the number of shares that it could issue upon redemption of all of the Series D-1 Shares is 5,500,000.

Alternatively, if

1.	the Company were required to issue equity under certain circumstances in the future and the Conversion Price was required to be reset pursuant to Section 8 of the Purchase Agreement, and

2.	all 30,000 Series D-1 Shares were converted instead of redeemed,

a reset Conversion Price which is lower than $7.689 per share would result in more shares of common stock being issued than 3,812,428 shares. While it is conceivable that in that instance up to 1,700,000 additional shares of common stock could be issued (approximately 44.6% more than 3,812,428 shares), the Company believes it is unlikely that more than 1,700,000 additional shares would be involved. Therefore, the Company believes that 5,500,000 shares of common stock is a good faith estimate of the number of shares that could be issued upon either a conversion or a redemption of all of the Series D-1 Shares.